Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Kinder Morgan Inc

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Kinder Morgan [NYSE: KMI]: Due to the company’s FAILURE to:

●	Set short-, medium- and long-term greenhouse gas (GHG) reduction targets, including a net zero by 2050 target,
●	Align its capital allocation with limiting warming to 1.5°C, and
●	Commit to conducting all of its lobbying in line with the goals of the Paris Agreement, and its general opposition to U.S. federal and state climate policy;

Vote AGAINST:

●	Richard D. Kinder, Executive Chairman, (Item 1.1)
●	Michael C. Morgan, Lead Independent Director, (Item 1.09)
●	Robert F. Vagt, Chair of the Environmental, Health and Safety (EHS) Committee, (Item 1.14)
●	Steven J. Kean, (Item 1.02), Kimberly A. Dang, (Item 1.03), Ted A. Gardner, (Item 1.04), Anthony W. Hall, Jr., (Item 1.05), Gary L. Hultquist, (Item 1.06), Ronald L. Kuehn, Jr., (Item 1.07), Deborah A. Macdonald (Item 1.08), Arthur C. Reichstetter (Item 1.10), C. Park Shaper (Item 1. 11), William A. Smith (Item 1.12), and Joel V. Staff (Item 1.13)

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Kinder Morgan, Inc. (“Kinder Morgan”) is one of the largest operators of oil and gas pipelines and terminals in North America.1 The company states it is the “largest independent transporter of petroleum products in North America, transporting approximately 2.4 million barrels per day”.2 Kinder Morgan moves gasoline, jet fuel, diesel, natural gas liquids through about 9,500 miles of pipelines.3 The company is among the 166 target companies named by Climate Action 100+ as the largest global emitters and “key to driving the global net zero emissions transition.”

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.4 In 2021, the International Energy Agency (IEA) released its Net Zero Emissions by 2050 Scenario (NZE), which sets out a pathway to reduce emissions from the global energy system aligned with limiting warming to 1.5°C. Under the NZE, fossil fuel use falls dramatically in the next decade, and remaining fossil fuel demand can be met through existing supplies and infrastructure. Approving new oil and gas fields is incompatible with this pathway.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, GHG emissions reductions have profound strategic implications. Where the company has failed to take the initial step of committing to net zero emissions by 2050, the entire board should be held accountable.

In 2023, we have updated our metrics to more closely align with the Climate Action 100+ Net Zero Benchmark Indicators for the oil and gas sector, while still focusing on the three core pillars of target setting, capital allocation, and policy influence. This allows for a more standardized assessment across companies that is broadly accepted by investors.

Target setting

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 1.1	The company has set an ambition to achieve net zero GHG emissions by 2050 or sooner.	X
Disclosure Indicator 1.1A	The company has made a qualitative net zero GHG emissions ambition statement that explicitly includes at least 95% of its scope 1 and 2 emissions.	X
Disclosure Indicator 1.1B	The company’s net zero GHG emissions ambition covers the most relevant scope 3 GHG emissions categories for the company’s sector, where applicable.	X
Disclosure Indicator 3.1	The company has set a target for reducing its GHG emissions by between 2026 and 2035 on a clearly defined scope of emissions.	X
Disclosure Indicator 3.2	The medium-term (2026 to 2035) GHG reduction target covers at least 95% of scope 1 & 2 emissions and the most relevant scope 3 emissions (where applicable).	X
Disclosure Indicator 3.2A	The company has specified that this target covers at least 95% of its total scope 1 and 2 emissions.	X
Disclosure Indicator 3.2B	If the company has set a scope 3 GHG emissions target, it covers the most relevant scope 3 emissions categories for the company’s	X

sector (for applicable sectors), and the company has published the methodology used to establish any scope 3 target.
Disclosure Indicator 3.3	The target (or, in the absence of a target, the company’s latest disclosed GHG emissions intensity) is aligned with the goal of limiting global warming to 1.5°C.	NA

The company has not yet adopted a net zero by 2050 ambition, nor any short-, medium-, or long-term GHG reduction targets5 that cover a significant portion of the company’s scope 1 and 2 emissions. The company has yet to report their scope 3 emissions, let alone set reduction targets.6 Kinder Morgan has, through its participation in the ONE Future Coalition, committed to achieving a methane emission intensity target of 0.31% by 2025 for its natural gas transmission and storage operations.7 Kinder Morgan claims it has already outperformed its target and currently has no forward-looking methane reduction target beyond 2022.8

Capital allocation

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 6.1	The company is working to decarbonise its capital expenditures.	X
Disclosure Indicator 6.1A	The company explicitly commits to align its capital expenditure plans with its long-term GHG reduction target OR to phase out planned expenditure in unabated carbon intensive assets or products.	X
Disclosure Indicator 6.1B	The company explicitly commits to align its capital expenditure plans with the Paris Agreement’s objective of limiting global warming to 1.5° C AND to phase out investment in unabated carbon intensive assets or products.	X
Capital Allocation Alignment Assessment (Carbon Tracker) 1: Company’s Recent Actions	In the most recent full year (2021), were all the company’s upstream oil and gas CAPEX projects consistent with the IEA’s Beyond 2°C Scenario (B2DS)?	NA
Capital Allocation Alignment Assessment (Carbon Tracker) 2: Capex Analysis	What percentage of the company's potential future (2022-2030) unsanctioned oil and gas CAPEX is inconsistent with the IEA's B2DS?	NA
Capital Allocation Alignment Assessment (Carbon Tracker) 4: Net Zero Analysis	What is the company’s oil and gas production level in the 2030s (against a 2022 baseline) assuming no new oil and gas projects are sanctioned as stated by the IEA's NZE?	NA

According to the Climate Action 100+ Net Zero Company Benchmark, Kinder Morgan has met none of the disclosure indicators for capital allocation. In order to fully meet the criteria of the Benchmark disclosure indicators for capital allocation, the company would need to commit to aligning future capital expenditures with its long-term GHG reduction target(s)--which it does not have–and the Paris Agreement’s objective of limiting global warming to 1.5°C, and disclose the methodology it uses for such alignment.9

According to Urgewald’s 2022 Global Oil and Gas Exit List analysis, as of November 2022, Kinder Morgan had 67.3 km of pipelines under development.10 One of the pipeline projects, the Permian Highway Pipeline, LLC expansion project, will increase natural gas delivery by about 550 million cubic feet per day (MMcf/d).11

Policy influence

Climate Action 100+ Net Zero Benchmark Indicators
Climate Policy Engagement Alignment (InfluenceMap) 1: Organization Score	The level of company support for (or opposition to) Paris Agreement-aligned climate policy.[12]	43%
Climate Policy Engagement Alignment (InfluenceMap) 2: Relationship Score	The level of a company’s industry associations’ support for (or opposition to) Paris Agreement-aligned climate policy.	NA

According to InfluenceMap, the company received a D- grade for its obstructive policy engagement.13 Kinder Morgan’s own views on climate change are mixed or limited.14 In the company’s most recent ESG report, for example, the only discussion of the Paris Agreement is in reference to the TCFD disclosure framework.15 In the company’s Methane Mitigation Commitment, it states their support for “performance-based federal regulations” for methane emissions.16 According to InfluenceMap’s research, however, Kinder Morgan submitted a comment to the EPA opposing the proposed 2022 Methane Regulations, calling them not “economically reasonable”.17 Kinder Morgan also supported the Interstate Natural Gas Association of America’s comments that appeared to contest the legal authority of EPA to regulate methane emissions.18

The company has disclosed the trade associations to which it belongs; this includes the American Gas Association (AGA). According to research from InfluenceMap, AGA sent individual and joint comments19 to the Department of Energy opposing proposed rulemaking on energy conservation standards for gas and propane furnaces, stating that the proposal suffered from “an array of economic, technical, and procedural flaws that will render it harmful to consumers, counterproductive to energy efficiency goals, and unlawful”.20 InfluenceMap also issued AGA a near failing E- for its obstructive policy engagement.21

Kinder Morgan also belongs to the Association of Oil Pipe Lines, the Pipeline Research Council International and the Texas Pipeline Association.22 The Texas Pipeline Association states, “Texas pipelines are an essential component of the modern infrastructure that improves the quality of our lives and strengthens our economy.”23 No information on climate impacts is readily available from the association.24

Conclusion: Kinder Morgan has failed to set comprehensive GHG and net zero targets, align its capital investments and policy influence with limiting warming to 1.5°C. Therefore, we recommend that shareholders vote AGAINST all directors, including Richard D. Kinder, Executive Chairman, (Item 1.1), Michael C. Morgan, Lead Independent Director, (Item 1.09) and Robert F. Vagt, Chair of the Environmental, Health and Safety (EHS) Committee, (Item 1.14).

1 Kinder Morgan, “About Us” (website), https://www.kindermorgan.com/, accessed April 20, 2023

2 Kinder Morgan, “Products Pipelines” (website), https://www.kindermorgan.com/Operations/Products/Index#:~:text=Kinder%20Morgan%20is%20the%20largest,2.4%20million%20barrels%20per%20day, accessed April 27, 2023.

3 Kinder Morgan, “Products Pipelines” (website), https://www.kindermorgan.com/Operations/Products/Index#:~:text=Kinder%20Morgan%20is%20the%20largest,2.4%20million%20barrels%20per%20day, accessed April 27, 2023 .

4 U.S. Energy Information Administration, “Total Energy” (data browser), https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed April 10, 2023

5 Kinder Morgan, Environmental, Social, and Governance Report, July 21, 2022, https://www.kindermorgan.com/WWWKM/media/Safety-Environmental/documents/2021_ESG_Report.pdf, accessed on April 27, 2023, p. 32

6 Kinder Morgan, Environmental, Social, and Governance Report, p. 20

7 Kinder Morgan, Environmental, Social, and Governance Report, p. 31

8 Kinder Morgan, Environmental, Social, and Governance Report, p. 31

9 Climate Action 100+, “Kinder Morgan,” Company Assessment, https://www.climateaction100.org/company/kinder-morgan-inc/#skeletabsPanel6, accessed Apr 20, 2023

10 Urgewald, “Global Oil & Gas Exit List (Gogel)” (analysis using GOGEL data), https://gogel.org/

11 Kinder Morgan, “Permian Highway Pipeline Expansion Project,” Project Details, https://www.kindermorgan.com/Operations/Projects/PHP-Expansion-Project, accessed April 27, 2023

12 Note: InfluenceMap, “About Our Scores,” LobbyMap, https://lobbymap.org/page/About-our-Scores, accessed April 10, 2023 (According to InfluenceMap’s methodology “Organisation Score” and “Relationship Score” (expressed as a percentage from 0 to 100) is a measure of how supportive or obstructive the company’s or its industry associations’ engagement is with climate policy aligned with the Paris Agreement, with 0% being fully opposed and 100% being fully supportive.)

13 InfluenceMap, “Kinder Morgan,” LobbyMap, https://lobbymap.org/company/Kinder-Morgan-9471da944be60e45737f1eb71d7c67a1/projectlink/Kinder-Morgan-in-Climate-Change-a2bb8b2f5c0f74d06372bfbb3a3c3335, accessed Apr 27, 2023

14 InfluenceMap, “Kinder Morgan”

15 Kinder Morgan, Environmental, Social, and Governance Report, p. 83 and 94

16 Kinder Morgan, “Environmental” (website),https://www.kindermorgan.com/Safety-Environment/ESG/Environmental, accessed April 28, 2023 .

17 InfluenceMap, “Kinder Morgan”

18 InfluenceMap, “Kinder Morgan”

19 InfluenceMap, “American Gas Association,” InfluenceMap, https://lobbymap.org/influencer/American-Gas-Association-bc1dc2f7fbce7747ce06e6c537cb8fdc, accessed April 27, 2023

20 American Gas Association, Comments of the American Gas Association to the Department of Energy, October 6, 2022, https://content.influencemap.org//site/data/001/070/AGA_DOE_comments_6.10.22_oct2022.pdf, p. 1

21 InfluenceMap, “American Gas Association”

22 Kinder Morgan, Environmental, Social, and Governance Report,, p. 59

23 Texas Pipeline Association, “Reports,” (website), https://texaspipelines.com/reports/, accessed Apr 27, 2023

24 Texas Pipeline Association, “About,” (website), https://texaspipelines.com/about/, accessed Apr 27, 2023